Exhibit 99.1

NEVADA GEOTHERMAL POWER ANNOUNCES SUCCESSFUL DRILLING TO DATE WILL INCREASE PRODUCTION AT BLUE MOUNTAIN FAULKNER 1 GEOTHERMAL POWER PLANT

VANCOUVER, B.C. (January 7, 2010) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) is pleased to announce that it has successfully completed two new deep injection wells that, when connected, the Company believes will enable the Faulkner 1 plant to operate at approximately 40MW (net). Two or more additional wells will be drilled as part of the current program to further optimize production from the existing plant.

“Drilling progress has been faster than anticipated and the overall program is expected to be completed significantly under budget. The first two injection wells exceed expectations and NGP believes that the results will enable us to considerably enhance production at Faulkner 1,” stated Brian Fairbank, President and CEO of Nevada Geothermal Power Inc.

Injection Well 55-15, ½ mile west of the existing production well field and 1300 feet north of existing injection Well 57-15, was drilled to a total depth of 7707 feet. Maximum temperature recorded in the Well 55-15 was 395°F (202°C).

Injection test Well 58-11, ½ mile northeast of the existing production field, was drilled to a total depth of 4627 feet. Well 58-11 is an exceptional injector even though it is smaller in diameter (7 7/8 inches) than other reservoir development wells. The maximum down-hole temperature was 330°F (166°C). Well 58-11 confirms a new area for injection and extends the area of the known high-temperature geothermal reservoir further to the north allowing flexibility in future well field management.

The larger of two drilling rigs currently on site is set up and is currently drilling Well 91-15. This well is designed to be a 400°F (200-°C) production well. The second smaller rig will be used to drill remaining injection wells.

Pipeline construction has commenced starting with injection Well 55-15, expected to be connected by the end of January, 2010. Likewise, subsequent wells will be brought on line as they are completed.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser. These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

NGP’s phase 1 development at Blue Mountain ‘Faulkner 1’ geothermal power plant is Generating Revenue and the Power is On!

Nevada Geothermal Power Inc.	Investor Inquiries:
Brian D. Fairbank, P. Eng.	Paul Mitchell
President & CEO	Nevada Geothermal Power Inc.
www.nevadageothermal.com	Telephone: 604-688-1553 X118
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.